UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of the earliest event reported): November 25, 2014 (November 19, 2014)

BECTON, DICKINSON AND COMPANY

(Exact name of registrant as specified in its charter)

New Jersey	001-4802	22-0760120
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Becton Drive

Franklin Lakes, New Jersey 07417-1880

(Address of principal executive offices)(Zip Code)

(201) 847-6800

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01	Regulation FD Disclosure.

On November 25, 2014, Becton, Dickinson and Company (“BD”) announced its intention to seek commitments for a new 364-day $1.0 billion term loan facility (the “Term Loan Facility”). BD had previously announced that it expected to use $9.1 billion in proceeds from a senior unsecured notes issuance to fund a portion of the cash consideration payable in its proposed acquisition of CareFusion Corporation (the “Acquisition”). Based on BD’s ongoing analysis of its overall cash position and existing tax attributes, BD has determined that it can use a greater portion of its cash on hand in a tax efficient manner to fund the cash consideration. BD now expects to incur approximately $7.7 billion (rather than the previously announced $9.1 billion) in indebtedness in connection with the Acquisition, which includes the Term Loan Facility, and the remainder of which will consist primarily of the proceeds from the senior unsecured notes issuance, as well as a commercial paper financing. As a result of this lower amount of Acquisition-related indebtedness, in combination with an expected interest rate in a range of approximately 2.75% to 3.25%, BD now expects that the Acquisition will be accretive to cash earnings per share on a high-teen percentage basis in the first full year following consummation of the Acquisition.

Item 8.01	Other Events.

Expiration of Hart-Scott-Rodino Waiting Period

On November 20, 2014, Becton, Dickinson and Company (“BD”) announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in connection with BD’s proposed acquisition of CareFusion Corporation (“CareFusion”) expired on November 19, 2014.

As previously announced, on October 5, 2014, BD entered into a definitive agreement pursuant to which BD would acquire CareFusion in a stock and cash transaction. The expiration of the HSR Act waiting period satisfies a condition to the proposed acquisition. The proposed acquisition remains subject to certain other conditions and approvals, including, among others, the adoption of the merger agreement by the CareFusion stockholders and the approval of the proposed acquisition by the European Commission under the European Union Merger Regulation.

On November 20, 2014, BD and CareFusion issued a joint press release announcing the expiration on November 19, 2014 of the HSR Act waiting period.

A copy of the press release is filed hereto as Exhibit 99.1 and incorporated by reference herein in its entirety.

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Forward-Looking Statements

This communication contains certain estimates and other forward-looking statements (as defined under Federal securities laws). Forward looking statements generally are accompanied by words such as “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding the estimated or anticipated future results of BD, and of the combined company following BD’s proposed acquisition of CareFusion, the anticipated benefits of the proposed combination, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. These statements are based on the current expectations of BD and CareFusion management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding BD and CareFusion’s respective businesses and the proposed acquisition, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the ability of the parties to successfully close the proposed acquisition, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; risks relating to the integration of CareFusion’s operations, products and employees into BD and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe; the outcome of any legal proceedings related to the proposed merger; access to available financing for the refinancing of BD’s or CareFusion’s debt on a timely basis and reasonable terms; the ability to market and sell CareFusion’s products in new markets, including the ability to obtain necessary regulatory product registrations and clearances; the loss of key senior management or other associates; the anticipated demand for BD’s and CareFusion’s products, including the risk of future reductions in government healthcare funding, changes in reimbursement rates or changes in healthcare practices that could result in lower utilization rates or pricing pressures; the impact of competition in the medical device industry; the risks of fluctuations in interest or foreign currency exchange rates; product liability claims; difficulties inherent in product development, including the timing or outcome of product development efforts, the ability to obtain regulatory approvals and clearances and the timing and market success of product launches; risks relating to fluctuations in the cost and availability of raw materials and other sourced products and the ability to maintain favorable supplier arrangements and relationships; successful compliance with governmental regulations applicable to BD, CareFusion and the combined company; changes in regional, national or foreign economic conditions; uncertainties of litigation, as well as other factors discussed in BD’s and CareFusion’s respective filings with the Securities Exchange Commission (SEC). BD and CareFusion do not intend to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, on November 4, 2014, BD filed with the SEC a registration statement on Form S–4 that constitutes a preliminary prospectus of BD and includes a preliminary proxy statement of CareFusion. The registration statement has not yet become effective. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of CareFusion. BD and CareFusion also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement and the definitive proxy statement/prospectus (when available) and other relevant documents filed by BD and CareFusion with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of these documents by phone, e–mail or written request by contacting the investor relations department of BD or CareFusion at the following: Monique N. Dolecki, Investor Relations – 201-847-5378 Monique_Dolecki@bd.com or Jim Mazzola, Investor Relations – 858-617-1203 Jim.Mazzola@CareFusion.com.

PARTICIPANTS IN THE SOLICITATION

BD and CareFusion and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about BD’s directors and executive officers is available in BD’s proxy statement dated December 19, 2013, for its 2014 Annual Meeting of Shareholders and subsequent SEC filings. Information about CareFusion’s directors and executive officers is available in CareFusion’s proxy statement dated September 25, 2014, for its 2014 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BD or CareFusion as indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

99.1	Joint Press Release, dated November 20, 2014

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BECTON, DICKINSON AND COMPANY
(Registrant)

By:	/s/ Gary DeFazio
Name:	Gary DeFazio
Title:	Vice President and Corporate Secretary

Date: November 25, 2014

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Joint Press Release, dated November 20, 2014